Exhibit 1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BLUE STAR FOODS CORP.

Under Section 242 of the Delaware General Corporation Law (“DGCL”)

IT IS HEREBY CERTIFIED THAT:

1.	The name of the Corporation is Blue Star Foods Corp. (the “Corporation”).

2.	The Corporation’s certificate of incorporation (“Certificate of Incorporation”) was filed with the Secretary of State of the State of Delaware on October 17, 2017. Amendment to the Certificate of Incorporation was filed with the Secretary of State of Delaware on November 5, 2018.

3.	On January 28, 2026, the Board of Directors of the Corporation (the “Board”) duly adopted resolutions approving and declaring advisable an amendment to the Certificate of Incorporation to effect a reverse stock split of the Corporation’s issued and outstanding Common Stock at a ratio within a range of one-for-one hundred (1:100) through one-for-ten thousand (1:10,000) (the “Authorized Range”), with the exact ratio within the Authorized Range to be determined by the Board in its discretion prior to the effectiveness of the reverse stock split.

On January 28, 2026, the holders of the requisite voting power of the Corporation’s outstanding capital stock entitled to vote thereon approved the reverse stock split within the Authorized Range by written consent in accordance with the DGCL, including Section 228 thereof, the Certificate of Incorporation and the Bylaws of the Corporation. Such stockholder approval authorized the Board, in its discretion, to determine the exact reverse stock split ratio within the Authorized Range and the timing of implementation thereof.

On August 14, 20216, pursuant to the authority granted by the foregoing Board and stockholder approvals, the Board subsequently determined and fixed the reverse stock split ratio at one-for-one thousand six hundred (1:1,600) and authorized the officers of the Corporation to take all actions necessary or advisable to implement the reverse stock split at such ratio, including the execution and filing of this Certificate of Amendment.

4.	Article FOURTH of the Amended and Restated Certificate of Incorporation is hereby amended by inserting the following as the last paragraph of Article Fourth with the following new paragraph:

Reverse Stock Split. Effective at 12:01 a.m., Eastern Time, on September 15, 2026 (the “Effective Time”), every one thousand six hundred (1,600) shares of Common Stock, par value $0.0001 per share, of the Corporation issued and outstanding immediately prior to the Effective Time shall automatically, and without any action on the part of the holder thereof, be combined and converted into one (1) validly issued, fully paid and nonassessable share of Common Stock (the “Reverse Stock Split”).

The Reverse Stock Split shall be effected simultaneously for all issued and outstanding shares of Common Stock and shall affect all holders of Common Stock uniformly, except with respect to the treatment of fractional shares as provided herein.

No fractional shares shall be issued in connection with the Reverse Stock Split. Any holder of Common Stock who would otherwise be entitled to receive a fractional share as a result of the Reverse Stock Split shall instead be entitled to receive one whole share of Common Stock in lieu of such fractional share.

Each certificate, if any, that immediately prior to the Effective Time represented shares of Common Stock shall thereafter represent the number of whole shares of Common Stock into which the shares represented by such certificate shall have been combined pursuant to the Reverse Stock Split, subject to the treatment of fractional shares set forth above, until such certificate is surrendered and exchanged or otherwise processed in accordance with procedures established by the Corporation and its transfer agent.

The Reverse Stock Split shall not, by itself, change the total number of shares of Common Stock or Preferred Stock that the Corporation is authorized to issue or the par value of any such shares.

5.	The Reverse Stock Split shall not reduce or otherwise modify the number of shares of capital stock that the Corporation is authorized to issue.

Following the Reverse Stock Split, the Corporation shall continue to be authorized to issue an aggregate of 5,005,000,000 shares of capital stock, consisting of:

1.	5,000,000,000 shares of Common Stock, par value $0.0001 per share; and
2.	5,000,000 shares of Preferred Stock, par value $0.0001 per share.

6.	The Board has determined, pursuant to the authority granted by the Corporation’s stockholders on January 28, 2026, that a reverse stock split ratio of one-for-one thousand six hundred (1:1,600) is within the Authorized Range previously approved by the stockholders and is the ratio that the Board has selected for implementation.

The selection of the 1:1,600 ratio constitutes the exercise by the Board of the discretionary authority granted to it pursuant to the previously approved reverse stock split and does not constitute a separate reverse stock split requiring additional stockholder authorization.

7.	This Certificate of Amendment shall become effective at 12:01 a.m., Eastern Time, on September 15, 2026, pursuant to Section 103(d) of the DGCL, provided that this Certificate of Amendment has been duly filed with and accepted by the Secretary of State of the State of Delaware prior to such time.

IN WITNESS WHEREOF, the Corporation had caused this Certificate of Amendment to be signed this 21 day of August, 2026.

BLUE STAR FOODS CORP.

/s/ John Keeler
John Keeler

Executive Chairman and Chief Executive Officer